L'OREAL

L'OREAL
International Financial Information Department


05006996

April 1st, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following documents pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

- **Letter to Shareholders;**
- **English summary of the Information note concerning the authorisation to buy back treasury shares that was filed with the French *Autorité des marchés financiers*;**
- **English notice of the Annual General Meeting of shareholders.**

Very truly yours,

The International Financial
Information Director
P/o [signature]

Jean-Régis CAROF

Centre Eugène Schueller - 41, rue Martre - 92117 Clichy Cedex - Tél. +33 (0)1 47 56 70 00
Siège social : 14, rue Royale 75008 Paris
S.A. au capital de 135 212 432 Euros - 632 012 100 R.C.S. Paris - NAF 245 C - FR 10 632 012 100



















2004 ANNUAL RESULTS

Double-digit growth in pre-tax profit for the 20th consecutive year

Profitability sharply improved once again in 2004

Proposed dividend up by +12.3%

Lindsay OWEN-JONES presents plan for his succession



Lindsay OWEN-JONES
Chairman & Chief Executive Officer of L'Oréal

- **Market share gains and high sales growth: up by +6.2% like-for-like**
- **Strong growth in operating profit: €2,116 million, up by +16.3%**
- **Improved profitability in all geographic zones**
- **Pre-tax profit of consolidated companies: €2,063 million, up by +10.3%**
- **Net income after minority interests: €3,626 million, up by +143%**
- **Share buyback programme extended to €1,250 million**
- **Appointment of two new directors proposed: Mr. Louis SCHWEITZER, Chairman and CEO of Renault, and Mr. Werner BAUER, Executive Vice-President of Nestlé.**

The Board of Directors of L'Oréal met on Wednesday, February 16th 2005 under the chairmanship of Mr. Lindsay OWEN-JONES and in the presence of the Statutory Auditors. The Board closed the consolidated financial statements and the financial statements of the L'Oréal parent company for 2004. The Board of Directors congratulated the senior managers and the management teams on achieving pre-tax profit growth for the 20th consecutive year. The dividend proposed to the Annual General Meeting of April 26th will be €0.82 per share. The Board of Directors has, furthermore, decided to extend the share buyback programme by raising it to €1,250 million.

Commenting on the results, Mr. Lindsay OWEN-JONES, Chairman and Chief Executive Officer of L'Oréal said: "In 2004, thanks to the innovations of its laboratories and the success of its brands, L'Oréal once again increased its sales, by +6.8% excluding the impact of currency fluctuations, a rate considerably higher than the growth of the cosmetics market. Our strategy of retail channel diversification and strong presence in new fast-growing markets has led to another year of strong growth. This expansion, combined with strict cost control, has enabled us once again to significantly improve our profitability.

The merger of Sanofi-Synthélabo with Aventis has allowed us to deconsolidate our stake in pharmaceuticals, thus clarifying our focus on the core cosmetics business."

Furthermore, Mr. OWEN-JONES has shared with the Board of Directors his proposals for his succession, having first submitted them to the Management and Remuneration Committee.

Mr. OWEN-JONES will propose to the meeting of the Board of Directors, which will follow the Annual General Meeting of April 2006, to separate the functions of Chairman and of Chief Executive Officer. He will recommend as Chief Executive Officer Mr. Jean-Paul AGON, 48, graduate of HEC, who joined L'Oréal in 1978 and who has devoted his entire career to the group. After having been General Manager of several brands and L'Oréal companies within the European structure, Mr. AGON was named Director for the development of the Asia Zone in 1997. He is currently President of L'Oréal USA, a post he has occupied since October 2001.

Commenting on these proposals, Mr. OWEN-JONES announced: "I am keen to organize a smooth and transparent transition of the group's management, reflecting the continuity of our results and our strategy. It is my duty to initiate this transition and to ensure its success. Jean-Paul AGON is the ideal candidate. He is a natural team leader and is endowed with great human qualities. His track record has been rich, diverse and unfailingly successful. He enjoys my full confidence."

The Board of Directors has approved the plan. At the meeting, Mrs. BETTENCOURT, as President of the Management and Remuneration Committee, expressed her great satisfaction that, following so many years of regular and repeated business success, Mr. OWEN-JONES had, in a timely anticipation of events, shown such consideration for the future of the company and for his own succession.

Mr. Rainer E. GUT, Vice-President of the Board of Directors, joined Mrs. BETTENCOURT in conveying his congratulations; he expressed his satisfaction that, in this transition, continuity is ensured in the form of Mr. OWEN-JONES' role as Chairman. He confirmed his confidence and support to Mr. Jean-Paul AGON in his future position as Management Director.

Finally, the Board of Directors decided on the draft resolutions to be submitted to the AGM on April 26th 2005.

The AGM will be asked to approve the financial statements for 2004, the allocation of income, and the attribution of the dividend.

Changes in the Board of Directors

At the AGM, the Board will propose that the tenure of the following directors should be renewed:

- Mrs. Françoise BETTENCOURT MEYERS,
- Mr. Peter BRABECK-LETMATHE,
- Mr. Jean-Pierre MEYERS.

Mr. François DALLE, Chairman and Chief Executive Officer of L'Oréal from 1957 to 1984 and a director of the group since 1950, has decided not to request the renewal of his tenure as director. Mr. OWEN-JONES, in his own name and on behalf of the Board of Directors, paid a special tribute to Mr. DALLE, emphasising the remarkable contribution he has made in the construction of the group, its growth and its international expansion. Mr. OWEN-JONES said "A major part of L'Oréal's history is the work of François DALLE."

Mr. Rainer E. GUT, a director of L'Oréal since 2000, has decided to step down as director at the end of the AGM of April 26th 2005. The Board thanked him warmly in recognition of the high quality of his work, particularly as a member of the Review Committees.

The Board will propose to the AGM the election of two new directors:

- Mr. Louis SCHWEITZER, Chairman and Chief Executive Officer of Renault,
- Mr. Werner BAUER, Executive Vice-President, Research and Production, Nestlé SA.

The full text of the draft resolutions, and the documents required for the AGM of April 26th 2005, will be included in the Notice to Attend to be published in the Bulletin d'Annonces Légales Obligatoires (BALO) and on L'Oréal's financial website, loreal-finance.com.

Main annual indicators

	At 12.31.03 (€m)	At 12.31.04 (€m)	Growth (%)
Sales	14,029	14,534	+3.6
Operating profit	1,819	2,116	+16.3
Exchange gains and losses	144	46	-
Adjusted operating profit (1)	1,964	2,161	+10.1
Pre-tax profit of consolidated companies	1,870	2,063	+10.3
Share in net operational profit of equity affiliates (2)	420	292	-
Net operational profit after minority interests *	1,653	1,656	+0.1
Net earnings per share	2.45	2.46	-
Dividend (€)	0.73	0.82 (3)	+12.3
Net income after minority interests	1,491	3,626	+143

(1) Operating profit including exchange gains and losses.
(2) Share in profit of Sanofi-Synthélabo, deconsolidated on August 12th 2004.
(3) Dividend to be proposed to AGM on April 26th 2005.
* Net operational profit consists of the profit after tax of the consolidated companies and includes the group share of the net profit of equity affiliates. It does not include charges to/reversals of provisions for treasury shares, gains and losses on disposals of fixed assets, restructuring costs and amortisation of goodwill. This is the most significant measure of the group's recurrent performance, and has, without any change, for many years, been adopted by L'Oréal as the basis for calculating net earnings per share. It has also been adopted by the very great majority of financial observers.

2004 annual sales

Sales growth by operational division and geographic zone was as follows:

	At 12.31.04		
	(€m)	Growth Like-for-like**	Growth Published fig.
By operational division			
Professional Products	1,998	+7.6%	+5.2%
Consumer Products	7,754	+5.8%	+3.3%
Luxury Products	3,520	+5.2%	+2.3%
Active Cosmetics	852	+15.0%	+13.8%
Cosmetics total	**14,220**	**+6.3%**	**+3.8%**
By geographic zone			
Western Europe	7,313	+1.1%	+1.3%
North America	3,772	+8.1%	-0.3%
Rest of the world, of which:	3,135	+18.1%	+16.2%
– Asia	1,269	+17.0%	+19.3%
– Latin America	724	+16.2%	+7.0%
– Eastern Europe	524	+29.3%	+27.3%
– Other countries	618	+13.9%	+13.2%
Cosmetics total	**14,220**	**+6.3%**	**+3.8%**
Dermatology (1)	293	+1.8%	-4.3%
GROUP TOTAL	**14,534**	**+6.2%**	**+3.6%**

(1) Group share, i.e. 50%.
** Based on a comparable structure and identical exchange rates.


L'ORÉAL
PLATINIUM
40

Sales growth in each of the divisions was as follows:

- The **Professional Products Division,** whose products are sold through hair salons, achieved +7.6% like-for-like growth, which was greater than the market. Growth was supported by the launches of the *Kérastase Réflection* range of products for coloured hair, and of *Platinium* lightening paste from L'ORÉAL PROFESSIONNEL, together with the continuing global roll-out of MATRIX.



- The sales of the **Consumer Products Division** grew by +5.8% like-for-like. The second part of the year benefited from the excellent reception given to the latest launches from L'ORÉAL PARIS (*Elsève* anti-dandruff shampoo, the *Refinish* facial micro-

dermabrasion kit and *Accord Parfait* foundation), GARNIER (*Multilights* hair colour kit) and MAYBELLINE make-up (*XXL* mascara and *Dream Matte* Mousse foundation).



• The **Luxury Products Division** achieved like-for-like growth of +5.2%. Several product successes made important contributions: *Armani Black Code* perfume, and the recently launched *Line Peel* cream from BIOTHERM, *Hydra Genius* cream from HELENA RUBINSTEIN and *Hypnôse* mascara from LANCÔME. Other developments worth noting were the expansion of KIEHL'S and SHU UEMURA and the success of the opening of the LANCÔME, BIOTHERM and KIEHL'S boutiques.

• **Active Cosmetics,** number one in the market for dermocosmetic skincare products sold through pharmacies, once again produced strong like-for-like growth with a figure of +15%. Successful launches during the year made a solid contribution to this impressive figure.


innéov
masse capillaire

In the fast-growing nutricosmetics market, INNÉOV strengthened its position by becoming number one in the anti-ageing segment, and by the successful launch of *Innéov Hair Mass*.

In the **Dermatology branch,** GALDERMA'S sales grew by +1.8% like-for-like, a modest increase reflecting the sluggishness of the dermatology market in the United States.

Rapid growth in North America Spectacular expansion of new markets

• In **North America,** like-for-like sales growth was +8.1%, with each of the three divisions making substantial market share gains.

Professional Products took advantage of successful launches for all the Division's brands.

In Consumer Products, *Fructis* by GARNIER achieved a breakthrough, while L'ORÉAL PARIS increased its sales, and MAYBELLINE confirmed its position as number one in mass-market make-up.

The sales of Luxury Products were bolstered by strong growth from KIEHL'S and LANCÔME, the success of the new *Armani Cosmetics* line and the successful launches of RALPH LAUREN perfumes.

• Sales in **Western Europe** increased by +1.1% like-for-like, with good performances in Spain (+8.6%), the United Kingdom (+7%) and all the Scandinavian countries.

Professional Products once again grew faster than the market, thanks in particular to the successes of KÉRASTASE and L'ORÉAL PROFESSIONNEL.

With the success of its product launches, the Consumer Products Division has become number one in the facial skincare market in value terms, and increased its hair colourant market share by more than one percentage point. Luxury Products sales trends, favourable in the United Kingdom and Spain, were however held back by stock reduction in the selective retail channel in France and Germany. Once again, Active Cosmetics made rapid progress, while winning market share, particularly in Germany.

• The growth rate in the **Rest of the World** was once again very high at +18.1% like-for-like.

– Sales continued to increase quickly in **Asia,** with like-for-like growth of +17%. Sales in China almost doubled thanks to the effect of growth by existing brands and the MININURSE and YUE-SAI acquisitions.

Growth in the whole of the Chinese world increased rapidly, with like-for-like growth of +36% in Hong Kong and +22% in Taiwan. There were also strong increases in sales in Malaysia, Thailand and Singapore.

– Sales in **Latin America,** which rose by +16.2% like-for-like, were supported by growth in all the group's divisions, with increases of +12.6% in Mexico and +12.5% in Brazil. Sales in Argentina, up by +23% like-for-like, continued to recover.

– In **Eastern Europe,** 2004 saw very rapid sales growth of +29.3% like-for-like, with figures of +42% for the Russian Federation and +18% for Poland. The Czech Republic, with like-for-like growth of +20%, took advantage of the success of *Elsève* shampoo, now number one in its market.

– Sales in all the **Other Countries** combined grew strongly at +13.9% like-for-like. Performance in India (+46%), Australia (+14%) and Turkey (+26%) was outstanding.

Strong increase in operating profitability: +16.3%

Operating profit grew sharply by +16.3%, much faster than the increase in sales. Sales were affected by the negative impact of currency fluctuations. Continuing industrial rationalisation efforts led to a further improvement in purchases, which increased less strongly than sales.

Control of the headcount in Europe and the United States helped reduce personnel costs as a percentage of sales.

External charges, which represented 44.5% of sales, were reduced thanks to strict control of all expenses.

External charges increased by 1.7%. This modest rise reflects firstly the strict control of operating expenses, and secondly the lower level of activity in the second half in perfume launches, for which very large advertising expenses are necessary. Finally, the trend in the mix of different activities, which by their nature generate very different levels of external charges, contributed to this low increase.

In all, operating profit advanced by +16.3% to reach 14.6% of sales.

Exchange gains amounted to €46 million, compared with €144 million at the end of December 2003. Adjusted operating profit thus came out at €2,161 million, up by +10.1%.

The adjusted operating profit of the **Cosmetics branch** came out at €2,099 million, or 14.8% of sales, considerably higher than in 2003 when the figure was 13.9%.

Improved profitability in all geographic zones

Cosmetics branch
Adjusted operating profit by geographic zone (as % of sales)

	2003	2004
Western Europe	14.8	15.3
North America	12.9	13.5
Rest of the World	10.2	10.4
Zones total	**13.4**	**13.7**
Not allocated (1)	+0.5	+1.0
Cosmetics total	**13.9**	**14.8**

(1) This figure is the balance of central expenses and central revenue, that cannot be directly attributed to a particular zone.

The low increase in the sales of the **Dermatology branch** in two of its main markets (United States and Germany), together with the weakening of the US dollar against the euro, have resulted in a slight decrease in adjusted operating profit as a proportion of sales, which now stands at 17.2%.

Pre-tax profit grows by +10.3%

Net financial expense, at €99 million, is stable. The financial cost generated by the acquisitions and the share buyback programme has been offset by positive financial flows and favourable interest rates.

The pre-tax profit of the consolidated companies thus comes out at €2,063 million, up by +10.3%.

Deconsolidation of Sanofi-Synthélabo

L'Oréal's share in the profit of Sanofi-Synthélabo for 2004 (up to August 12th) amounted to €292 million, compared with €420 million in 2003.

Because of the dilution in the stake resulting from the take-over of Aventis by Sanofi-Synthélabo, the net income includes a "dilution profit" of €2.2 billion. In its 2005 financial statements, the group will record its share of Sanofi-Aventis dividends.

Net profit

In all, the net operational profit after minority interests amounted to €1,656 million, stable compared with 2003 because of the Sanofi-Synthélabo deconsolidation. Net income after minority interests grew strongly at +143%.

Another increase in dividend

The Board of Directors will propose to the Annual General Meeting, to be held on April 26th 2005, a dividend of €0.82 per share, up by +12.3%. The dividend payment date is Wednesday May 11th 2005.

IFRS schedule

The changes relating to the new IFRS reference framework are currently being finalised, and L'Oréal decided to publish its 2004 annual results in accordance with French standards without delay on February 17th 2005.
The effects of this change in accounting standards, together with the audited 2004 results established in accordance with IFRS standards, will be presented at a special information meeting at the end of April 2005.
Finally, on September 2nd 2005, the audited interim results will be presented in accordance with IFRS standards.

2005 financial information calendar

- **Tuesday, April 26th:**
Shareholders Annual General Meeting – Carrousel du Louvre (Paris).
- **Tuesday, July 12th:**
First half 2005 sales release.
- **Friday, September 2nd:**
First half 2005 results release.
- **Wednesday, October 19th:**
First nine months 2005 sales release.


L'ORÉAL

Annual General Meeting of the L'Oréal shareholders

The next Annual General Meeting of the L'Oréal shareholders will be held on **April 26th 2005** at the ***Carrousel du Louvre***: 99, rue de Rivoli, 75001, Paris, France (Entrance: *salle du Carrousel*).

☐ **If you wish to attend the L'Oréal Annual General Meeting**
Only shareholders having first provided proof of identity and shareholder status will be admitted to the AGM. No shareholder may be accompanied when attending the AGM.
◦ Holders of registered shares are given notice to attend directly by the company by mail. To obtain an entrance card, the registered shareholder must be a shareholder of record on the register of BNP Paribas, the manager of the L'Oréal Securities Services, at the latest the day of the Meeting. To simplify formalities when attending the AGM, holders of registered shares are asked to request their entrance card, as soon as the notice to attend is published, from:
Actionnariat de L'Oréal - BNP Paribas Securities Services - Service aux émetteurs
Immeuble Tolbiac - 75450 Paris Cedex 09 - France
Freephone number (France only): 0 800 66 66 66 - From abroad: +33 1 40 14 80 50
◦ Holders of bearer shares are given notice to attend by the custodian of their shares. To receive an entrance card, the holder must, no later than five days before the AGM, obtain a certificate issued by the custodian of his shares to the effect that the said shares are placed in a blocked account until the date of the AGM.

☐ **If you are unable to attend the L'Oréal Annual General Meeting**
A shareholder unable to attend the AGM may cast his vote by choosing from the following possibilities: to be represented by another shareholder or by his spouse, to cast a postal vote, or to send a proxy form to the Chairman.
To do so, he must return to BNP Paribas, at least three days before the AGM, the postal vote form or proxy form sent to him either directly (if he is a registered shareholder) or at his request (if he is a bearer shareholder).
L'Oréal reminds you that a **wide range of documents** presenting the group, its strategy and recent developments, are available on request, or can be downloaded from the financial site www.loreal-finance.com.
In addition to the Annual Report filed as Reference Document with the *Autorité des Marchés Financiers*, four Letters to Shareholders, a Shareholder Digest and releases are frequently issued, together with financial notices published in the press or in legal notice publications.

L'ORÉAL

Incorporated in France as a *"Société Anonyme"* with registered capital of €135,212,432 - 632 012 100 RCS Paris - NAF Code: 245 C - ISIN code: FR0000120321
Registered office: 14, rue Royale, 75008 Paris, France - Headquarters: 41, rue Martre, 92117 Clichy, France - **Tel.: +33 1 40 14 80 50**
For further information, please contact: L'Oréal, International Financial Information Department, 41, rue Martre, 92117 Clichy, France
or consult the Internet site

http://www.loreal-finance.com,

its Shareholder's Corner or the mobile website for PDA: loreal-finance.com *mobile edition*, or the website of the AMF, the French Market Authority: **www.amf-france.org**

L'Oréal

Information note issued in connection with the proposal to the Annual General Meeting of Shareholders of April 26th 2005 concerning the authorisation to buy back the company's own shares

AMF | AUTORITÉ DES MARCHÉS FINANCIERS

In accordance with article L 621-8 of the French Monetary and Financial Code (*Code Monétaire et Financie)r*, the *Autorité des marchés financiers* (AMF) registered this information note under number 05-154 dated March 15th 2005, in compliance with the stipulations of articles 241-1 to 241-7 of the AMF General Regulation. This document has been drawn up by the issuer and responsibility for this document is assumed by its signatories. Registration does not imply the approval of the share buyback programme or the authentication of the accounting and financial information presented.

SUMMARY OF THE MAIN CHARACTERISTICS OF THE OPERATION

- **AMF registration:** No. 05-154 dated March 15th 2005
- **Issuer:** L'Oréal – incorporated in France as a "*Société Anonyme*" with registered capital of
  €135,212,432
  Registered office: 14 rue Royale – 75008 Paris - France
  632 012 100 RCS PARIS
  Company listed on the Eurolist of Euronext Paris
- **Securities concerned:** L'Oréal shares
- **Maximum percentage of capital buyback authorised by the Annual General Meeting of April 26th 2005:** 10% of capital, that is 67,606,216 shares
- **Maximum percentage of capital buyback that may be carried out as of February 28th 2005 taking the present treasury stock into account:** 4.07 % of capital, that is 27,534,016 shares
- **Maximum purchase price per share:** €95
- **Objectives** (in decreasing order of strategic importance with no effect on the actual order in which the buyback authorisation is used, which will depend on needs and opportunities):
  - Cancellation;
  - Coverage of stock option plans;
  - Free grant of shares to employees and corporate officers;
  - Purchases and sales in connection with a liquidity contract that may be concluded with an investment service provider;
  - Payment in shares in connection with external growth operations.
- **Authorisation period:** 18 months from April 26th 2005 onwards.

L'Oréal

Information note issued in connection with the proposal to the Annual General Meeting of Shareholders of April 26th 2005 concerning the authorisation to buy back the company's own shares


AMF
AUTORITÉ DES MARCHÉS FINANCIERS

In accordance with article L 621-8 of the French Monetary and Financial Code (*Code Monétaire et Financie)r*, the *Autorité des marchés financiers* (AMF) registered this information note under number 05-154 dated March 15th 2005, in compliance with the stipulations of articles 241-1 to 241-7 of the AMF General Regulation. This document has been drawn up by the issuer and responsibility for this document is assumed by its signatories. Registration does not imply the approval of the share buyback programme or the authentication of the accounting and financial information presented.

SUMMARY OF THE MAIN CHARACTERISTICS OF THE OPERATION

- **AMF registration:** No. 05-154 dated March 15th 2005

- **Issuer:** L'Oréal – incorporated in France as a "*Société Anonyme*" with registered capital of
  €135,212,432
  Registered office: 14 rue Royale – 75008 Paris - France
  632 012 100 RCS PARIS
  Company listed on the Eurolist of Euronext Paris

- **Securities concerned:** L'Oréal shares

- **Maximum percentage of capital buyback authorised by the Annual General Meeting of April 26th 2005:** 10% of capital, that is 67,606,216 shares

- **Maximum percentage of capital buyback that may be carried out as of February 28th 2005 taking the present treasury stock into account:** 4.07 % of capital, that is 27,534,016 shares

- **Maximum purchase price per share:** €95

- **Objectives** (in decreasing order of strategic importance with no effect on the actual order in which the buyback authorisation is used, which will depend on needs and opportunities):
  - Cancellation;
  - Coverage of stock option plans;
  - Free grant of shares to employees and corporate officers;
  - Purchases and sales in connection with a liquidity contract that may be concluded with an investment service provider;
  - Payment in shares in connection with external growth operations.

- **Authorisation period:** 18 months from April 26th 2005 onwards.

Légales Obligatoires **on March 14th 2005. The French notice and the present translation are also available on the L'Oreal's website www.loreal-finance.com. This translation has been made for purposes of satisfying L'Oreal's obligations under Rule 12g3-2(b).**

L'OREAL
Incorporated in France as a « Société Anonyme » with a share capital of € 135,212,432
Registered office: 14 rue Royale – 75008 Paris, France
632 012 100 RCS Paris

NOTICE OF MEETING

The shareholders are hereby informed that they will be given notice to attend an Ordinary and Extraordinary General Meeting in order to deliberate on the following agenda and draft resolutions:

Agenda

Ordinary General Meeting

- Approval of the 2004 parent company financial statements
- Approval of the 2004 consolidated financial statements
- Allocation of the company's net income for 2004 and declaration of the dividend
- Approval for regulated agreements
- Renewal of the tenure as director of Mrs Françoise Bettencourt Meyers
- Renewal of the tenure as director of Mr Peter Brabeck-Letmathe
- Renewal of the tenure as director of Mr Jean-Pierre Meyers
- Appointment as director of Mr Werner Bauer
- Appointment as director of Mr Louis Schweitzer
- Declaration of the amount of attendance fees
- Authorisation for the buying back by the company of its own shares

Extraordinary General Meeting

- Delegation of powers granted to the Board of Directors for the purposes of increasing the capital either by issue of ordinary shares with preferential subscription right, or by incorporation of premiums, reserves, income or other sums
- Delegation of powers to the Board of Directors for the purpose of carrying out a capital increase reserved for employees
- Authorisation given to the Board of Directors for the purpose of the free grant of existing shares or shares to be issued
- Modification of Articles of Association to facilitate the admission of bearer shareholders to Annual General Meetings
- Powers for formalities

Draft resolutions within the authority of the Ordinary General Meeting

1st resolution

Approval of the 2004 parent company financial statements

The Annual General Meeting, having reviewed the reports of the Board of Directors and of the Statutory Auditors, approves the report of the Board of Directors and the 2004 parent company financial statements indicating a net income of €1,230,100,216.83 compared with €939,542,234 for 2003.

Furthermore, in accordance with article 223 *quater* of the French General Taxation Code (*Code général des impôts*), the Annual General Meeting approves the amount of charges which are non-deductible from the taxable income mentioned in the Management Report of the Board of Directors, and the amount of the tax charge borne by the company as a result of this non-deductibility.

2nd resolution

Approval of the 2004 consolidated financial statements

The Annual General Meeting, having reviewed the reports of the Board of Directors and of the Statutory Auditors, approves the 2004 consolidated financial statements.

3rd resolution

Allocation of the company's net income for 2004 and declaration of the dividend

The Annual General Meeting, on the proposal of the Board of Directors, decides to allocate the 2004 net income, amounting to €1,230,100,216.83, as follows:

No allocation to the legal reserve, which already represents one-tenth of the share capital	-
5% of the fully paid up capital, i.e. the entire capital, as first dividend	€6,760,621.60
An amount of will be allocated to shareholders as superdividend	€547,610,349.60
The balance, that is will be allocated to the *Other reserves* account	€675,729,245.63

The Annual General Meeting therefore declares the net dividend to be paid for this year to be €0.82 per share.

The Annual General Meeting decides that the dividend will be paid on May 11th 2005:

- for registered shares recorded on the company's share register directly by BNP Paribas Securities Services in its capacity as authorised agent, in accordance with the method of payment specified by the holders,
- for registered shares held in an administered account, and for bearer shares, by the authorised custodians to whom the management of these shares has been entrusted.

The income corresponding to the dividends not paid because of the treasury stock held by the company will be allocated to the *Ordinary reserve* account.

In accordance with article 243 *bis* of the French General Taxation Code, it is pointed out that a 50% tax deduction applies to the whole amount of the proposed dividend in the case of natural persons whose fiscal domicile is situated in France, as stipulated by article 158-3 of the French General Taxation Code.

The Annual General Meeting notes that the net dividends (in euros) paid for the last three years, and the corresponding tax credits, were as follows:

(in euro)	Net dividend	Tax already paid (tax credit)	Total
2001	0.54	0.27	0.81
2002	0.64	0.32	0.96
2003	0.73	0.37	1.10

The Annual General Meeting authorises the Board of Directors, in application of article 39 of the Amended Finance Act (*Loi de Finances Rectificative*) for 2004:

- to transfer, before December 31st 2005, the sum of €200 million from the *Special reserve of long-term net capital gains* item to the *Other reserves* item;
- to deduct the sum of €4,987,500 representing the exceptional tax based on the amount thus transferred to the *Other reserves* item.

4th resolution

Approval for regulated agreements

The Annual General Meeting, after hearing the special report of the Statutory Auditors on agreements provided for in article L. 225-38 of the French Commercial Code (*Code de Commerce*), approves the said report and notes that there are no agreements to be submitted for approval.

5th resolution

Renewal of the tenure as director of Mrs Françoise Bettencourt Meyers

The Annual General Meeting, acting in accordance with the provisions of article 8 of the Articles of Association, renews the tenure as director of Mrs Françoise Bettencourt Meyers for a statutory period of four years.

The tenure as director of Mrs Françoise Bettencourt Meyers will expire at the end of the Ordinary General Meeting to be held in 2009 to review the financial statements of the year ending December 31st 2008.

6th resolution

Renewal of the tenure as director of Mr Peter Brabeck-Letmathe

The Annual General Meeting, acting in accordance with the provisions of article 8 of the Articles of Association, renews the tenure as director of Mr Peter Brabeck-Letmathe for a statutory period of four years.

The tenure as director of Mr Peter Brabeck-Letmathe will expire at the end of the Ordinary General Meeting to be held in 2009 to review the financial statements of the year ending December 31st 2008.

7th resolution

Renewal of the tenure as director of Mr Jean-Pierre Meyers

The Annual General Meeting, acting in accordance with the provisions of article 8 of the Articles of Association, renews the tenure as director of Mr Jean-Pierre Meyers for a statutory period of four years.

The tenure as director of Mr Jean-Pierre Meyers will expire at the end of the Ordinary General Meeting to be held in 2009 to review the financial statements of the year ending December 31st 2008.

8th resolution

Appointment as director of Mr Werner Bauer

The Annual General Meeting decides to appoint Mr Werner Bauer as director for a period of four years that will expire at the end of the Ordinary General Meeting to be held in 2009 to review the financial statements of the year ending December 31st 2008.

9th resolution

Appointment as director of Mr Louis Schweitzer

The Annual General Meeting decides to appoint Mr Louis Schweitzer as director for a period of four years that will expire at the end of the Ordinary General Meeting to be held in 2009 to review the financial statements of the year ending December 31st 2008.

10th resolution

Declaration of the amount of attendance fees

The Annual General Meeting:
- allocates to the Board of Directors as annual attendance fees a maximum total sum of €1,100,000 which shall apply until it takes a further decision,
- allows the Board of Directors to determine the allocation and payment date of the said attendance fees.

This document is a free translation into English of the French notice of meeting published in the *Bulletin des Annonces Légales Obligatoires* on March 14th 2005. The French notice and the present translation are also available on the L'Oreal's website www.loreal-finance.com. This translation has been made for purposes of satisfying L'Oreal's obligations under Rule 12g3-2(b).

11th resolution

Authorisation for the buying back by the company of its own shares

The Annual General Meeting, having reviewed the report of the Board of Directors and the information note registered by the *Autorité des Marchés Financiers*, authorises the Board of Directors, with the possibility to further delegate, to trade in the company's shares on the Stock Exchange or otherwise, in accordance with the requirements of articles L. 225-209 *et seq.* of the French Commercial Code, and subject to the following conditions:

- the purchase price per share may not be greater than €95,
- the number of shares to be bought by the company may not exceed 10% of the number of shares forming the capital as of today, that is 67,606,216 shares for a maximum amount of € 6.4 billion, it being stipulated that the company may at no time hold over 10% of its own capital.

In the event of any operations affecting the company's capital, particularly in the event of a capital increase by incorporation of reserves and free grant of shares, and in the event either of a stock split or of a reverse stock split, the amounts indicated above will be arithmetically adjusted in the proportion required by the variation in the total number of shares determined by the operation.

The operations carried out within the scope of this authorisation may be carried out by any means, on the Stock Exchange or otherwise, and in particular by transactions relating to blocks of shares or by the use of derivatives, in accordance with the regulations in force. All the buybacks may take the form of transactions relating to blocks of shares.

Purchase, sale, exchange and transfer operations may also take place during public offering periods within the limits authorised by the laws and regulations in force.

This authorisation is intended to enable the company to use these shares for the following purposes:

- cancellation of shares for purposes of optimising shareholders' equity and net earnings per share by capital reduction within the limits set by the law, in accordance with the authorisation granted by the Extraordinary General Meeting of May 22nd 2003 for a period of 5 years expiring on May 22nd 2008;
- purchases in order to deliver shares to the beneficiaries of stock options granted by the Board of Directors, when the said options are exercised;
- purchases for purposes of the free grant of shares to be decided on by the Board of Directors;
- purchases and sales to ensure the liquidity and increase the volume of transactions in connection with a liquidity contract concluded with an investment service provider;
- purchases for the holding and subsequent exchange of the shares acquired as payment in connection with external growth operations.

This authorisation is granted for a maximum period of eighteen months, and in any case expires on the date of the Ordinary General Meeting called to review the financial statements of the year ending December 31st 2005.

The Annual General Meeting grants to the Board of Directors full powers, with the possibility to further delegate, to issue all stock market orders, conclude all agreements, establish all documents, particularly for information purposes, carry out all formalities and make all declarations to all organisations and in general to take all actions that are necessary for the implementation of this resolution.

Draft resolutions within the authority of the Extraordinary General Meeting

12th resolution

Delegation of powers granted to the Board of Directors for the purposes of increasing the capital either by issue of ordinary shares with preferential subscription right, or by incorporation of premiums, reserves, income or other sums

The Annual General Meeting, having reviewed the report of the Board of Directors and in accordance with the provisions of article L.225-129-2 of the French Commercial Code:

1° Delegates to the Board of Directors the power to decide on one or more capital increases:

a) by the issue of company's ordinary shares;
b) and/or by the incorporation in the capital of premiums, reserves, income or other sums whose capitalisation is possible under legal and statutory provisions, in the form of the allocation of bonus share or the raising of the par value of existing shares.

The delegation thus granted to the Board of Directors is valid for a period of twenty-six months from the date of this Annual General Meeting.

2° Decides that the total amount of capital increases that may be carried out immediately and/or subsequently may not result in raising the share capital, which is currently €135,212,43, to an amount greater than €200,000,000;

3° In the event that the Board of Directors uses this delegation in connection with the issues stipulated in 1.a), decides that:

a) shareholders have, proportionally to the amount of their shares, a preferential subscription right for the shares issued under this resolution;
b) the number of shares to be issued may be increased within thirty days of the closing of the subscription up to a limit of 15% of the initial issue and at the same price as that set for the initial issue, if the Board of Directors notes that demand exceeds supply;
c) if the irreducible subscriptions and, where applicable, the reducible subscriptions have not absorbed the whole of the issue of shares or marketable securities as

defined above, the Board of Directors may offer to the public all or some of the shares unsubscribed.

4° In the event that the Board of Directors uses this delegation in connection with the incorporation of premiums, reserves, income or other sums stipulated in 1.b), decides, where appropriate, in accordance with the provisions of article L.225-130 of the French Commercial Code, that the rights forming odd lots will not be negotiable and that the corresponding shares will be sold; the sums generated from the sale will be allocated to the holders of rights no later than thirty days after the entry on their account of the whole number of shares allocated.

5° Notes that the present delegation invalidates any previous delegation with the same purpose.

13th resolution

Delegation of powers to the Board of Directors for the purpose of carrying out a capital increase reserved for employees

The Annual General Meeting, having reviewed the Report of the Board of Directors and the special report of the Statutory Auditors, and acting in accordance with articles L. 225-129-2, L. 225-129-6 and L. 225-138 of the French Commercial Code and articles L. 443-1 et seq. of the French Labour Code (*Code du Travail*):

- delegates to the Board of Directors the authority to decide to carry out, on one or more occasions, on its own resolutions, in the proportions and at the times it may consider appropriate, the issue of shares reserved for employees (or former employees) of the company or its affiliates as defined by article L. 225-180 of the French Commercial Code who are members of a company savings scheme and of any unit trust through which the shares thus issued are subscribed by them;

- decides to cancel the preferential right of shareholders to subscribe to the shares issued in accordance with this authorisation, for the benefit of employees (or former employees) of the company or of the affiliates as defined by article L. 225-180 of the French Commercial Code who are members of a company savings scheme and of any unit trust through which the shares thus issued are subscribed by them;

- sets the period of validity of this delegation at 26 months from the date of this Annual General Meeting, and notes that this delegation invalidates any previous delegation with the same purpose;

- decides to set at 1% of the existing share capital at the date of this Annual General Meeting the increase in capital that could thus be completed, that is an increase of share capital of a maximum nominal amount of €1,352,124 by the issue of 6,760,621 new shares;

- decides that the price of the shares subscribed by the beneficiaries mentioned above, in accordance with this delegation, will be set in accordance with article L. 443-5 of the French Labour Code;

* set the conditions to be fulfilled by the employees (or former employees) in order to be allowed to subscribe, individually or through a unit trust, to the shares issued in accordance with this delegation,

* set the conditions of the issue,

* draw up the list of companies whose employees may benefit from the issue,

* decide on the amount to be issued, the issue price, and the dates, terms and conditions of each issue,

* set the period of time allowed to those joining the scheme to pay up their shares,

* set the date, which may be retroactive, from which the beneficiary is entitled to receive dividends,

* record or have recorded the completion of the capital increase up to the amount of the shares that will in fact be subscribed for, or decide to heighten the amount of the said increase so that all subscription requests can be complied with,

* allocate, where necessary, the expenses, charges and fees generated by such issues on the issue premium amount, and deduct, where appropriate, from the issue premium amounts the sums necessary to allocate them to the legal reserve up to the level required by laws and regulations in force,

* more generally to carry out all actions and formalities, to take all decisions and conclude all agreements that are useful or necessary to ensure the successful completion of the issues carried out in accordance with this delegation and, in particular, for the issue, subscription, delivery, ranking, listing, negotiability and financial service of the new shares and the exercise of the associated rights, and to record the final completion of the capital increase(s) carried out in accordance with this delegation and amend the Articles of Association accordingly.

14th resolution

Authorisation given to the Board of Directors for the purpose of the free grant of existing shares or shares to be issued

The Extraordinary General Meeting, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, in accordance with articles L.225-197-1 *et seq.* of the French Commercial Code:

- authorises the Board of Directors to carry out, on one or more occasions, for the benefit of employees of the company or its affiliates as defined by article L.225-197-2 of the French Commercial Code or of certain categories of such employees, and of

corporate officers as defined by the law, free grants of existing L'Oréal shares or L'Oréal shares to be issued;

- decides that the Board of Directors will determine the identity of the beneficiaries of the allocations, as well as the conditions and, where appropriate, the criteria for the allocation of the shares;

- decides that the total number of free grant shares thus allocated may not be such that:

  - the total number of free grant shares allocated under this resolution and the total number of share purchase and subscription options granted and not yet exercised represent a number of shares greater than 6% of the number of shares forming the share capital on the day of the free grant of shares by the Board of Directors;
  - the total number of free grant shares allocated and to be issued under this resolution and the total number of share subscription options granted and not yet exercised represent a number of shares greater than 2% of the number of shares forming the share capital on the day of the free grant of shares by the Board of Directors;

- decides that the allocation of the shares to the beneficiaries shall be definitive at the end of a minimum vesting period of 2 years, the minimum compulsory period for holding the shares by the beneficiaries being set at 2 years;

- authorises the Board of Directors to carry out, where appropriate, during the vesting period, adjustments of the number of shares involved in any operations on the capital of the company so as to preserve the rights of beneficiaries;

- notes that this decision implies the renunciation as of right by the shareholders of the part of the reserves which, where appropriate, is used in the event of the issue of new shares;

- delegates full powers to the Board of Directors, with possibility to further delegate within the limits defined by law, to implement this authorisation.

This authorisation is granted for a period of 15 months, so that its expiry date coincides with that of the authorisations to allocate share purchase and subscription options granted by the Annual General Meeting on May 22nd 2003, in its eighth and ninth resolutions.

15th resolution

Amendment of Articles of Association to facilitate the admission of bearer shareholders to Annual General Meetings

The Annual General Meeting, having reviewed the report of the Board of Directors, decides that holders of bearer shares may take part in the company's Annual General Meetings provided that they submit, at least three days prior to the meeting, at the places indicated in the notice to attend, a certificate issued by an authorised custodian stipulating that the bearer shares will remain in a blocked account up to the date of the meeting, and decides therefore to amend article 12 of the Articles of Association.

As a result, paragraph 10 of article 12 of the Articles of Association, which currently reads as follows:

> *"The right to take part in the Meetings is conditional on holders of registered shares being shareholders of record at the latest the day of the Meeting, and on holders of bearer shares submitting at least five days before the Meeting, at the places indicated in the notice to attend, a certificate from an authorised custodian, stipulating that the bearer shares will remain in a blocked account up to the date of the Meeting."*

will be superseded by a new paragraph, which reads as follows:

> *"The right to take part in the Meetings is conditional on holders of registered shares being shareholders of record at the latest the day of the Meeting, and on holders of bearer shares submitting at least three days before the Meeting, at the places indicated in the notice to attend, a certificate from an authorised custodian, stipulating that the bearer shares will remain in a blocked account up to the date of the Meeting."*

16th resolution

Powers for formalities

The Annual General Meeting grants full powers to the bearer of an original, copy or extract of these minutes to carry out all legal and administrative formalities, and to carry out all filings and announcements prescribed by law.

Shareholders will be admitted to the Annual General Meeting, whatever the number of shares they hold.

To be entitled to attend or be represented at the AGM:
- owners of registered shares must be shareholders of record no later than the day of the AGM;
- owners of bearer shares must, at least five days before the date set for the AGM, ask the custodian of their shares for a certificate, stipulating that the shares will remain in a blocked account* up to the date of the AGM.

- **Shareholders who wish to attend the Annual General Meeting of L'Oréal**

To facilitate the admission of a shareholder to the Annual General Meeting, it is recommended to obtain an entrance card before the AGM as follows:

- the registered shareholder must request a card from BNP Paribas Securities Services,
- the bearer shareholder must, at least 5 days before the date of the AGM, ask the custodian of his shares for a certificate, stipulating that his shares will remain in a blocked account* up to

the date of the AGM. The custodian will then send the certificate to BNP Paribas Securities Services, which will send the shareholder an entrance card.

Shareholders will be admitted to the Annual General Meeting provided that they have first provided proof of their identity during the registration process.

- **Shareholders who are unable to attend the Annual General Meeting of L'Oréal**

A shareholder unable to attend the Annual General Meeting may either be represented by another shareholder or by his spouse, or send a postal vote or send a proxy form to the Chairman.

Requests for forms must be received at L'Oréal headquarters (41 rue Martre, 92117 Clichy Cedex, France) or at BNP Paribas Securities Services (Immeuble Tolbiac, 75450 Paris Cedex 09, France) no later than 6 days before the Annual General Meeting.

The duly completed form must be received at L'Oréal headquarters or at BNP Paribas Securities Services, no later than 3 days before the Annual General Meeting. Holders of bearer shares must enclose with the form a certificate issued by the financial institution which is the custodian of the shares, proving that the shares are in a blocked account* no later than 5 days before the Annual General Meeting.

(*) Pursuant to article 136 of decree n° 67-236 of March 23rd 1967, every shareholder having performed this formality can sell all or part of his shares during the minimum period of holder registration or the minimum period during which the bearer shares will remain in a blocked account, by notifying BNP Paribas of the revocation of this registration or this unavailability until 3 p.m, Paris time, the day before the Annual General Meeting providing that, if he asked for an entrance card or already expressed his postal vote or proxy, he provides BNP Paribas with the elements enabling to cancel his vote or to modify the number of shares and voting rights corresponding to his vote.

The certificate and the postal vote or proxy form must be sent by the custodian to the headquarters or branch offices of the following financial institutions:

- BNP PARIBAS, 16 boulevard des Italiens, 75009 Paris, France;
- CREDIT LYONNAIS, 19 boulevard des Italiens, 75002 Paris, France;
- SOCIETE GENERALE, 29 boulevard Haussmann, 75009 Paris, France;
- CREDIT AGRICOLE INVESTOR SERVICES, 91-93 boulevard Pasteur, 75710 Paris Cedex 15, France.

Requests for inclusion of proposed resolutions in the agenda by shareholders fulfilling the conditions stipulated in article 128 of the Decree of March 23rd 1967 must, in accordance with legal requirements, be sent to the registered office, by registered letter with proof of delivery, within a period of 10 days from the publication of the French notice in the *Bulletin des Annonces Légales Obligatoires*.

THE BOARD OF DIRECTORS.